UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) : October 16, 2002

Timberline Software Corporation
(Exact Name of Registrant as specified in its charter)

Oregon	0-16376	93-0748489
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15195 N.W. Greenbrier Parkway,
Beaverton, Oregon
Address of Principal Executive Office

97006-5701
Zip Code

(503) 690-6775
Registrant's telephone number including area code :

None
(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

    (a)   Financial statements of businesses acquired.

                Not applicable.

    (b)   Pro forma financial information.

                Not applicable.

    (c)   Exhibits.

                The following exhibits are filed herewith and this constitutes the exhibit index:

Exhibit
99   Press Release dated October 16, 2002

Item 9. Regulation FD Disclosure

On October 16, 2002, Timberline Software Corporation issued a press release, including certain forward looking statements, disclosing earnings for the quarter ended September 30, 2002. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                TIMBERLINE SOFTWARE CORPORATION
                                (Registrant)

Date: October 16, 2002   By: /s/ Carl C. Asai
                                Carl C. Asai, Senior Vice President and
                                Chief Financial Officer

Contact: Carl Asai, Sr. Vice President - Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE SOFTWARE REPORTS THIRD QUARTER RESULTS AND DECLARES REGULAR QUARTERLY CASH DIVIDEND

Beaverton, Oregon - October 16, 2002 - Timberline Software Corporation (NASDAQ: TMBS), a leading supplier of integrated financial and operations software for professionals in construction and real estate, today reported an increase in revenue and net income for the three months ended September 30, 2002 compared to the same period a year ago. The Company also declared its regular quarterly cash dividend.

Revenue for the quarter ended September 30, 2002 was $15,689,000, an increase of 6% from $14,757,000 for the same quarter a year ago. Net income for the quarter was $327,000 or $.03 per diluted share compared to net income of $119,000 or $.01 per diluted share for the third quarter of 2001.

For the nine months ended September 30, 2002, the Company's net income was $232,000 or $.02 per diluted share on revenue of $44.1 million compared to net income of $1,137,000 or $.10 per diluted share on revenue of $44.5 million for the nine months ended September 30, 2001.

"We were pleased in the growth of our software license revenue over the second quarter this year, despite the challenging U.S. economic environment," said Curtis Peltz, Timberline's President and Chief Executive Officer. "The release of our integrated Project Management suite in August this year helped us achieve the growth in software license revenue over both the second quarter this year and the third quarter of 2001."

Peltz added, "Our operating results for the quarter were adversely affected by costs associated with our decision in August to reduce our work force, which amounted to approximately $.01 per diluted share. While that decision was difficult, we believe it was necessary to more closely align our operating expenses with our revenue levels. The full effect of that decision will favorably impact our operating expenses in the fourth quarter."

Service fees increased 7% to $9,563,000 in the third quarter of 2002 from $8,911,000 for the same quarter a year ago. Software license revenue increased 5% to $5,932,000 in the third quarter of 2002 from $5,661,000 for the comparable quarter in 2001. Compared to the second quarter this year, software license revenue in the third quarter increased 39%.

Operating expenses for the quarter increased $138,000, or 1% to $13,367,000 in 2002 from $13,229,000 in 2001. Expenses in the current quarter included approximately $420,000 in severance and related costs associated with a reduction in force in August.

Contact: Carl Asai, Sr. Vice President - Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

This expense was partially offset by approximately $230,000 in lower personnel costs for the quarter. It is anticipated that the reduction in force will decrease personnel expenses by $480,000 per quarter, commencing in the fourth quarter.

The Company's financial position remains strong. Cash and temporary investments amounted to $7.2 million at September 30, 2002. Cash generated from operations was about $3.4 million for the first nine months of 2002. Cash used during the year was primarily for capitalized software development costs, property and equipment purchases and cash dividends.

The Company's Board of Directors declared the regular quarterly cash dividend of $.04 per share payable November 15, 2002 to shareholders of record on November 1, 2002.

BUSINESS OUTLOOK FOR FOURTH QUARTER 2002

The activity in the construction industry during 2002 remained relatively strong by historical standards, but the continued uncertainty related to the overall economic recovery in the U.S. caused many companies in the construction and real estate industries to delay their technology purchasing decisions during the first nine months of 2002.

There continues to be mixed signals as to the economic recovery and the international political climate remains tense. However, if the economic activity remains at its current level, the Company believes its fourth quarter software license revenue will increase, both in comparison to the third quarter this year and the fourth quarter of 2001. This is primarily based on increased revenue as a result of the release of the Company's integrated Project Management suite and increased revenue from its national account sales program. The Company's service fee revenue is also expected to increase and personnel cost saving measures instituted during the past twelve months will favorably impact operating expenses in the fourth quarter. Consequently, the Company expects fourth quarter earnings to be in the range of $.10 to $.15 per diluted share.

The above estimates are made by the Company's management based on current expectations and information available at this time. In making these estimates, the Company assumes no burden to update these estimates, even if it appears actual results will differ materially from these estimates.

CONFERENCE CALL INFORMATION

As previously announced, the Company will host a conference call today at 1:30 p.m. PDT to review its financial results for the quarter. Interested parties may listen to the call in real-time on the Internet by accessing the Company's website at www.timberline.com. A recording of the call will be available for future listening on the Company's website shortly after the conference call has been completed. Interested parties may also listen to a recording of the conference call, shortly after the conference call has concluded, by dialing (800) 642-1687 with the conference ID # 5653962. Both of these recordings will be available through October 31, 2002.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation, general economic conditions in the U.S., growth in the U.S. construction and real estate industries, demand for the Company's products and services, impact of competitive products and pricing, timing of the release of the Company's new products or enhancements to its current software products, acceptance in the market place of the Company's new products and enhancements, and other factors set forth from time to time in the Company's filings with the SEC. Specific risks in this press release include the Company's expected savings in operating expenses and its estimate of software license and service fee revenue and net income.

Note: Transmitted on PR Newswire @ 1:05 PM PDT, October 16, 2002

TIMBERLINE.

NEWS RELEASE

Contact: Carl Asai, Sr. Vice President - Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Amounts in thousands, except per share data)

| | Nine Months Ended Sep 30, | | Quarter Ended Sep 30, | |
	2002	2001	2002	2001
Net revenue:				
Computer software	$ 15,031	$ 18,255	$ 5,932	$ 5,661
Service fees	28,172	25,204	9,563	8,911
Other	938	997	194	185
Net revenue	44,141	44,456	15,689	14,757
Cost and expenses:				
Cost of revenue	5,698	4,613	1,911	1,468
Client services	9,894	10,747	3,395	3,682
Product development	12,349	12,478	4,315	4,321
Sales and marketing	10,233	9,764	3,548	3,253
General and administrative	5,877	5,592	2,109	1,973
Total cost and expenses	44,051	43,194	15,278	14,697
Operating income (loss)	90	1,262	411	60
Other income	257	364	76	109
Income (Loss) before income taxes	347	1,626	487	169
Provision (Credit) for income taxes	115	489	160	50
Net income (loss)	$ 232	$ 1,137	$ 327	$ 119
Earnings (Loss) per share:				
Basic	$ 0.02	$ 0.10	$ 0.03	$ 0.01
Diluted	0.02	0.10	0.03	0.01
Weighted-average common shares outstanding, used in computing earnings per share:				
Basic	11,721	11,672	11,744	11,655
Diluted	12,022	11,894	11,949	11,974

Contact: Carl Asai, Sr. Vice President - Finance and CFO

Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS
(Unaudited - Amounts in thousands)

	Sep 30, 2002	Dec 31, 2001
Assets		
Current assets:		
Cash and temporary investments	$ 7,183	$ 9,765
Accounts receivable	7,103	6,096
Other current assets	2,213	2,295
Total current assets	16,499	18,156
Property and equipment	21,467	21,510
Capitalized software costs	11,835	10,720
Other assets	734	359
Total assets	$ 50,535	$ 50,745
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,485	$ 1,101
Deferred revenues	17,482	16,854
Other current liabilities	2,625	3,302
Total current liabilities	21,592	21,257
Deferred credits	4,856	4,508
Shareholders' equity:		
Common stock	352	350
Additional paid in capital	5,680	5,378
Accumulated other comprehensive income	32	55
Retained earnings	18,023	19,197
Total shareholders' equity	24,087	24,980
Total liabilities and shareholders' equity	$ 50,535	$ 50,745